FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March 2004
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Mvelaphanda Resources Limited Gold Fields Limited
(Incorporated in the Republic of South Africa) (Incorporated in the Republic of South Africa)
(Registration number 1980/001395/06) (Registration number 1968/004880/06)
Share Code: MVL     ISIN: ZAE000037610 Share Code: GFI     ISIN: ZAE000018123
("Mvela Resources") ("Gold Fields")
Results of general meetings of shareholders of Mvela Resources and Gold Fields
and withdrawal of cautionary announcement
1.
Introduction
In a joint announcement published by Mvela Resources and Gold Fields over SENS on 26 November 2003, shareholders of Mvela Resources and Gold Fields were advised that Gold Fields and Mvela Resources had reached an agreement in terms of which a wholly-owned subsidiary of Mvela Resources, Mvelaphanda Gold (Proprietary) Limited ("Mvela Gold") will, subject to the fulfilment of certain conditions precedent, acquire a 15% beneficial interest in the South African gold mining assets and business operations of Gold Fields for a consideration of R4 139 million, payable in cash ("the Transaction").
2.
Results of general meeting of shareholders of Gold Fields
At the general meeting of shareholders of Gold Fields held on Monday, 8 March 2004, shareholders of Gold Fields ("Gold Fields shareholders") passed ordinary resolutions:
2.1
approving the specific issue to Mvela Gold of shares ("GFI-SA shares") which following their issue will comprise 15% of the issued share capital of GFI Mining South Africa Limited ("GFI-SA") for an aggregate subscription price of R4 139 million;
2.2
approving the allotment and issue of new ordinary shares in Gold Fields to Mvela Gold if the GFI-SA shares are sold to Gold Fields pursuant to Gold Fields exercising its right of call in respect of such shares or pursuant to Mvela Gold exercising the right to put such shares to Gold Fields, full details of which are reflected in the circular to Gold Fields shareholders dated 14 February 2004.

3.
Results of general meeting of shareholders of Mvela Resources
At the general meeting of shareholders of Mvela Resources held on Monday, 8 March 2004, shareholders of Mvela Resources ("Mvela Resources shareholders") passed all the special and ordinary resolutions including those:
3.1
approving the terms and conditions, and the implementation, of the Transaction;
3.2
approving the increase in the authorised share capital of Mvela Resources from 129 200 000 ordinary shares ("Mvela Resources ordinary shares") and 800 000 redeemable cumulative preference shares ("preference shares") to 250 000 000 Mvela Resources ordinary shares and 800 000 preference shares by the creation of an additional 120 800 000 Mvela Resources ordinary shares;
3.3
approving the alteration of the authorised share capital of Mvela Resources by the cancellation of the preference shares;
3.4
approving the placing of 100 000 000 Mvela Resources ordinary shares under the control of the directors of Mvela Resources with the power to allot and issue all or any of such ordinary shares for cash in terms of a specific issue of shares for cash to local and international investors (the "Equity Placement");
3.5
approving the terms and conditions, and the implementation, of a transaction to be entered into between Mvela Resources and the trustees of The Gauta Igolide Development Trust (the "Trust") in terms of which Mvela Resources will, subject to the fulfillment of certain conditions precedent, grant to the Trust an option to acquire 7 500 000 Mvela Resources ordinary shares at a price of R35 per Mvela Resources ordinary share;
3.6 adopting new articles of association for Mvela Resources, full details of which are reflected in the circular to Mvela Resources shareholders dated 14 February 2004.
The special resolutions passed at the general meeting of Mvela Resources shareholders have been lodged with the Registrar of Companies for registration.
4.
Remaining conditions precedent and withdrawal of cautionary announcement
The definitive agreements in relation to the Transaction ("Transaction Agreements") have been signed and although shareholders should note that implementation of the Transaction is still subject to the fulfilment of the conditions precedent reflected below, shareholders are no longer required to exercise caution when dealing in the securities of the respective companies.
The remaining conditions precedent to which implementation of the Transaction is subject are, inter alia, as follows:
4.1
the formal approval of the JSE for the listing of the Mvela Resources ordinary shares to be issued in terms of the Equity Placement; and
4.2
the implementation of certain of the Transaction Agreements in accordance with their terms.

5.
Expected Timetable
Subject to the fulfilment of the remaining conditions precedent it is anticipated that the Transaction will be implemented in accordance with the following timetable:
Mvela Resources ordinary shares issued in
terms of the Equity Placement and listed
15 March 2004
R 4 139 million lent and advanced by Mvela Gold
to GFI-SA
17 March 2004
The securities described in this announcement will not be and have not been registered under the
US Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

8 March 2004
Johannesburg

Merchant Bank to Mvela Resources
Rand Merchant Bank Corporate Finance
(A division of FirstRand Bank Limited)
Financial Adviser and Transactional
Sponsor to Gold Fields
JP Morgan
Attorneys to Mvela Resources for the Transaction
Werksmans Inc
Corporate Law Advisers and
Consultants to Gold Fields
Edward Nathan and Friedland
Sponsor to Mvela Resources
PricewaterhouseCoopers Corporate
Finance (Proprietary) Limited
Sponsor to Gold Fields
HSBC Investment Services
(Africa) (Proprietary) Limited
Structuring Advisor and Joint Lead Arranger and
Underwriter of the Senior Debt
Joint Lead Arranger and Underwriter of
the Senior Debt
Rand Merchant Bank Structured Finance
Barclays
Attorneys to Structuring Advisor and Underwriters      Attorneys to Mezz Financiers
Deneys Reitz                                                          Bowman Gilfillan
Chuene Kwinana
Motsatse Inc

Directors:
C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill
(Chief Executive Officer), G J Gerwel, N J Holland
(Chief Financial
Officer), J M McMahon
, G R Parker
, R L Pennant-Rea
, P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson *Canadian,
British,
American
Company Secretary:
C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400 Dir +27 11 644-2638 Fa +27 11 484-0639
www.goldfields.co.za

Enquires

South Africa

Andrew Davidson

Tel +27 11 644-2638
Fa +27 11 484-0639

North America

Cheryl A Martin

Tel +303 796-8683
Fa +303 796-8293
MEDIA RELEASE
Shareholders give approval to
Gold Fields-Mvela R4.1 billion deal
Johannesburg, 8 March 2004: Shareholders of Gold Fields Limited ("Gold Fields") and Mvelaphanda Resources ("Mvela"), at respective general meetings of both companies, today voted overwhelmingly in favour of the transaction whereby a consortium headed by Mvela will acquire a 15% beneficial interest in the South African gold mining and related assets of Gold Fields for R4.1 billion.
Completion of the black economic empowerment deal, which involved lengthy and complex funding arrangements as well as compliance with regulatory conditions, was welcomed by Ian Cockerill, chief executive of Gold Fields.
"We, in Gold Fields, are delighted that this groundbreaking deal has now been concluded as it is not only a major milestone in the history of both companies but of the South African mining industry. It forms part of the transformation process in the country, which we welcome, and is a significant step towards meeting the requirements of the Mining Charter.
"The deal is based on fair value at a firm market price, is economically sensible and sustainable for both existing and new shareholders and is truly broad based".
He added: "We have built up an excellent relationship with the Mvela management and I believe our relationship will be a sound one in the long term. I also believe that Mvela can add value to Gold Fields by creating other opportunities for us in the precious metals sector."
Cockerill said that the cash from the deal would be used to grow Gold Fields for the benefit of all its stakeholders.
end

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title:   Senior Vice President: Investor
Relations and Corporate Affairs
Date: 8 March 2004